

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Dezhi Liu
Chief Executive Officer
Oriental Rise Holdings Limited
No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People's Republic of China

> **Re: Oriental Rise Holdings Limited**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed January 9, 2024**
> **File No. 333-274976**

Dear Dezhi Liu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 27, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1, filed January 9, 2024

Executive Compensation, page 143

1. Please include executive compensation disclosure for your executive officers for the fiscal year ended December 31, 2023. Please refer to to Item 4.a of Form F-1 and Item 6.B of Form 20-F, which require compensation disclosure for the company's "last full financial year."

General

2. We note your revised disclosure in response to prior comment 2 and reissue the comment. It is still unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 7, 2023, warranting revised disclosure to

mitigate the challenges you face and related disclosures. Please restore your disclosures to the disclosures as they existed in the registration statement as of July 7, 2023.

3.   We note your response to prior comment 4. Please revise the Resale Prospectus cover page to include the China-Based Issuer-related changes you made to the Public Offering Prospectus cover page in this Amendment No. 3 to the F-1.

Please contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Joe Laxague, Esq.